SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2007

Aurelia Energy N.V.

(Translation of registrant’s name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

Aurelia Energy N.V.
Quarterly Report
For period ended March 31, 2007
Dated May 30, 2007

INTRODUCTION

We prepare this Quarterly Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Quarterly Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

CERTAIN DEFINITIONS

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms “we”, “us”, “our” and words of similar import or “the Company”, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires.

References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the common currency of the member states of the European Union and references to “£” and “sterling” are to the currency of the United Kingdom. In this report, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.3186 and €1.00 to U.S.$1.3314, which were the noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006 and March 31, 2007, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.9660 and £1.00 to U.S.$1.9605, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006 and March 31, 2007, respectively. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On May 30, 2007 the applicable noon buying rates were €1.00 to U.S.$1.3419 and £1.00 to U.S.$1.9747.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “may”, “anticipate”, “seek” or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•       the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

•       levels of capital expenditures by the oil industry on offshore exploration and production activities;

•       our future capital needs and our ability generally to finance the expansion of our business;

•       our ability to enter into new service and bareboat agreements for our FPSOs, upon the termination of their existing agreements;

•       the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

•       our ability to manage currency risks;

•       our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•       our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

•       our liability for violations, known and unknown, under environmental laws;

•       our ability to complete existing and future projects on schedule and within budget;

•       our ability to comply with health and safety regulations at our facilities;

•       our ability to remain profitable in a competitive and changing mareketplace;

•       the performance of oil companies to whom we contract our FPSOs;

•       the efficacy of modifications and repairs to our FPSOs;

•       our losses from operational hazards and uninsured risks;

•       our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

•       our ability to protect our know-how and intellectual property;

•       the adverse impact of strikes, lock-outs and other industrial actions;

•       the possible extensions of our service agreements and certain of our material contracts;

•       our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

•       limitations on our operational flexibility arising under agreements governing our debt.

These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At March 31, 2007	At December 31, 2006
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents		53,195	42,503
Accounts receivable
Trade, net		35,190	43,480
Other receivables		44,697	45,038
Loan		2,078	2,036
Prepaid expenses		13,350	8,230
		95,315	98,784
Inventory
Work in process		38,793	29,654
		187,303	170,941
Non current assets
Financial investment	10	23,000	23,000
Loan		150	150
Fixed assets
Tangible fixed assets, net	2
FPSOs		1,086,848	1.111,978
Other tangible fixed assets		332,769	297,089
Income tax receivable		2,636	2,626
Deferred income taxes	9	122,177	122,177
Financial instruments at fair value	12	2,441	3,293
Debt arrangement fees		16,872	17,756
		1,586,893	1,578,069
		1,774,196	1,749,010

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Balance Sheets (Continued)

	Note	At March 31, 2007	At December 31, 2006
		(unaudited)	(audited)
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable		37,637	25,599
Related party		125	125
Income taxes		712	726
Wage taxes and social security contributions		2,027	2,914
Other liabilities and accrued expenses		63,788	82,012
Billings in excess of cost and unrealized income		8,805	12,300
Short-term loan		3,431	3,441
Current portion of long-term debt		50,071	51,101
		166,596	178,218
Non current liabilities
Long-term bank loans	3	587,726	551,665
10 1/4% Senior Notes due 2012	4	311,574	310,381
Long-term loan, related party	5	156,539	153,823
Pensions		1,091	1,119
		1,056,930	1,016,988
Minority interest	11	47,515	44,607
Shareholder’s equity
Non-profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of March 31, 2007 and December 31, 2006 respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of March 31, 2007 and December 31, 2006, respectively		136,000	136,000
Retained earnings		348,201	353,628
Accumulated other comprehensive loss	8	(15,046)	(14,431)
		503,155	509,197
		1,774,196	1,749,010

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Statements of Income

		For the three months ended March 31,
	Note	2007	2006
		(in U.S.$ thousands, except share and per share amounts)
Revenues	6	106,708	90,148
Operating expenses
Operations expenses	7	58,160	44,366
Selling, general and administrative expenses		4,490	3,204
Depreciation of tangible fixed assets		27,222	25,979
		89,872	73,549
Operating income		16,836	16,599
Financial income (expense)
Interest income		355	373
Interest expense		(18,748)	(18,439)
Currency exchange results		(455)	1,097
		(18,848)	(16,969)
Loss before income taxes and minority interest		(2,012)	(370)
Income taxes	9	639	(6,417)
Income/(loss) before minority interest		(2,651)	6,047
Minority interest	11	2,776	2,462
Net income/(loss)		(5,427)	3,585
Basic and diluted earnings per common share		(40)	26
Weighted average number of common shares outstanding		136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Cash Flow Statement

	For the three months ended March 31,
	2007	2006
	(in U.S.$ thousands)
Net income/(loss)	(5,427)	3,585
Depreciation of tangible fixed assets	27,222	25,979
Increase in deferred income tax assets	—	(6,900)
Amortization of debt arrangement fees	839	611
Amortization of discount on 10 1/4% Senior Notes due 2012	88	88
Amortization benefit from unwinding swap	1,104	86
Accrued interest on long-term loan from related party	2,613	2,538
Change in pension provision	—	88
Gain on foreign currency forward contracts	(237)	(1,584)
Change in fair value of interest rate cap	(19)	1,977
Addition to provision for uncollectible accounts receivable	303	—
Addition to provision for work in progress	700
Minority interest in income of subsidiaries	2,776	2,462
Change in operating assets and liabilities	(2,533)	(35,323)
Net cash provided by/(used in) operating activities	27,429	(6,393)
Additions to tangible fixed assets	(51,401)	(5,497)
Down payment to purchase tangible fixed assets	—	(13,950)
Net cash used in investing activities	(51,401)	(19,447)
Proceeds from long-term and short-term loans from banks and third parties	78,524	51,894
Redemption of loans and short term bank liabilities	(42,969)	(38,468)
Net cash provided by financing activities	35,555	13,426
Translation differences	(891)	1,409
Net increase/(decrease) in available cash and cash equivalents	10,692	(11,005)
Cash and cash equivalents at beginning of the period	42,503	43,026
Cash and cash equivalents at end of the period	53,195	32,021
Additional cash flow disclosures:
Interest paid	17,089	14,378
Taxes paid	458	699

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006

1.                 Accounting Principles

The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the unaudited interim condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these unaudited interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2006.

Sales and operating results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

2.                 Tangible Fixed Assets

During the three months ended March 31, 2007, investments in tangible fixed assets totalled U.S.$39.0 million, as compared to investments of U.S.$26.7 million in the three months ended March 31, 2006. The investments during the three months ended March 31, 2007 consisted primarily of U.S.$40.4 million for work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO. In addition, U.S.$0.8 million was invested in equipment for the Glas Dowr and U.S.$0.2 million was invested in office equipment. These investments were partly offset by the sale of a stock buoy that was recorded under assets under construction for an amount of U.S.$2.4 million. The investments during the first quarter of 2006 consisted primarily of U.S.$14.0 million for a down payment in relation to the purchase of the Hanne Knutsen, a trading vessel which was delivered to the Company on June 29, 2006, and U.S.$11.6 million for work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO. U.S.$0.9 million was also invested for work performed in connection with two stock buoys and U.S.$0.2 million for expenditures on certain office equipment.

3.                 Long-Term Bank Loans

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing revolving credit facility (the “RCF”). The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and are amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of March 31, 2007, the interest rate on the corporate credit facility including margin was approximately 5.92%.

The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest exposure on U.S.$300.0 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility. The interest rate caps are treated as cash flow hedges.

On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. This non-recourse loan will amortize to zero over a period of six and a quarter years, with the final amortization occurring in September 2011. Interest equals 0.60% over LIBOR. The average interest rate during the three months ended March 31, 2007 was 5.92%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap which has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The interest rate cap is treated as cash flow hedge. The costs incurred in arranging this loan agreement have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the loan. The loan is secured with a mortgage over the FPSO Jotun A and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six and a quarter years, with its final amortization occurring in September 2011. Interest equals 5%.

As of March 31, 2007, the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$226.2 million. During the three months ended March 31, 2007 and the three months ended March 31, 2006, repayments of the borrowed debt were made of U.S.$13.3 million and U.S.$12.6 million respectively.

4.                 10 1/4% Senior Notes due 2012

In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The Company and most of its direct and indirect subsidiaries have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

In April 2003, the Company issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to, but excluding, the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to, but excluding, the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under its corporate credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

Bluewater Finance Limited is a wholly owned finance subsidiary of the Company. Each other subsidiary of the Company (except for PR Jotun DA and Bluewater Energy Services (Malaysia) Bhd. Sdn.) is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant contractual restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 as of March 31, 2007 amounted to U.S.$350.1 million and was based on the quoted market price.

To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its corporate credit facility.

On July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principle amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23.8 million on May 3, 2006, which represented its net cost from the cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

over the remaining duration of the 10 1/4% Senior Notes due 2012. The 10 1/4% Senior Notes due 2012 will continue at an interest percentage of 10.25%.

The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounts to U.S.$(1.7) million as of March 31, 2007. The unamortized deferred gain and loss from the cancellations of the swaps amounts to U.S.$(21.7) million as of March 31, 2007.

5.                 Long-Term Loan, Related Party

The fair value of the long-term loan from the related party Marenco Investments Limited as of March 31, 2007 and December 31, 2006 amounted to U.S.$171.0 million and U.S.$173.9 million, respectively. The fair value as of March 31, 2007 was based on the discounted cash-flow method assuming redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2006.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

6.                 Segment Information

The segment information by business segment is as follows:

	For the three months ended March 31,
	2007	2006
	(in U.S.$ thousands)
FPSO
Revenues	74,174	74,940
Segment net income/(loss)	2.585	3,138
Identifiable assets	1,685,096	1,480,509
Capital expenditures	40,422	25,592
Depreciation and amortization	27,191	25,965
Interest income and (expense)	(15,139)	(18,208)
Income taxes	442	(5,781)
SPM
Revenues	32,534	15,208
Segment net income/(loss)	(8,012)	447
Identifiable assets	88,361	41,630
Capital expenditures	(1,400)	1,096
Depreciation and amortization	31	14
Interest income and (expense)	3,254	142
Income taxes	197	(636)
Other
Revenues	—	—
Segment net income	—	—
Identifiable assets	739	648
Capital expenditures	—	—
Depreciation and amortization	—	—
Interest income and (expense)	—	—
Income taxes	—	—
Consolidated
Revenues	106,708	90,148
Segment net income/(loss)	(5,427)	3,585
Identifiable assets	1,774,196	1,522,787
Capital expenditures	39,022	26,688
Depreciation and amortization	27,222	25,979
Interest income and (expense)	(18,393)	(18,066)
Income taxes	639	(6,417)

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

7.                 Operations Expenses

Operations expenses are as follows:

	For the three months ended March 31,
	2007	2006
	(in U.S.$ thousands)
SPM contracts	35,296	14,997
FPSO contracts	22,864	29,369
	58,160	44,366

8.                 Other Comprehensive Income

Other comprehensive income is as follows:

	For the three months ended March 31,
	2007	2006
	(in U.S.$ thousands)
Increase in fair value of cash flow hedges (net of tax) nil	731	2,416
Reclassification adjustments for settled portion of hedge realized in net income (net of tax) nil	(1,409)	(185)
Translation result	63	(875)
	(615)	1,356

9.                 Internal restructuring and tax audit

Effective January 1, 2000, the Company entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report. The sales of these economic interests resulted in intercompany profits at the level of the selling companies and the creation of a corresponding amount of (amortizable) goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. The tax consequences of the Company’s internal restructuring have been the subject of extensive discussions with the tax authorities.

In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million (U.S.$181.8 million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. The Company filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (U.S.$30.7 million). Based upon a letter of objection against these assessments and

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Prior to and after the restructuring that took place in 2000, the Company has also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005, the Company received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. The Company has filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, the Company received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. On March 22, 2006, the Company has started legal proceedings to have the assessments reviewed which resulted in a hearing on April 25, 2007 for the lower tax court in Haarlem in the Netherlands.

The dispute before the tax court focused on various components of the valuation method that was used to establish the enterprise value at the time of the restructuring and hence the amount of goodwill that arose upon the restructuring of the company. None of the other previously disputed matters, such as the amount of goodwill already present at the level of the Dutch group company mentioned above at the time of the restructuring, became subject to judicial review during the court hearing. The verdict in this case has been adjourned and parties have agreed to further discuss the aforementioned componenents of the valuation method in an attempt to reach a settlement.

Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$592 million of amortizable goodwill and at least U.S.$1,041 million of interest bearing intercompany debt in connection with the Company’s January 2000 internal restructuring and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin-capitalization rules and loss carry forward limitations applicable in the Netherlands as described below.

Notwithstanding the Company’s current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company’s actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the current legal proceedings and discussions, as well as the outcome of such proceedings and discussions between parties.

In February 2007, the Company received tax assessments for Bluewater Holding B.V. in respect of the years 2001 and 2002, based on the same tax authorities’ view as mentioned above. The Company has filed letters of objection against these assessments and expects that the tax authorities will delay a decision until the litigation in respect of the year 2000 has been resolved. As is permitted under Dutch law and

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

regulations, the Company intends to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

As of January 1, 2004, Dutch tax law contains so-called thin-capitalization, or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 30, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies as of January 1, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

In December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company could take advantage of in subsequent periods and at the same time increasing the equity amount for application of the thin cap rules as of 2004. In December 2006, a further amount of intercompany debt of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital. According to the terms of the agreement, the amount of this debt conversion will be determined based on the total debt and equity of Bluewater Holding B.V. as of December 31, 2006, as well as the final amount of goodwill and intercompany debt that will be established based on the outcome of the pending legal proceedings.

The outcome of these discussions and judicial proceedings, which may take a considerable period of time, could limit the Company’s ability to take advantage of future tax savings associated with the Company’s internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest that the Company may deduct for tax purposes in future periods. In addition, the outcome of the Company’s dispute with respect to thin cap rules may limit the amount of deductible interest for the tax year 2004 and subsequent periods. While the Company believes that it is probable that it will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions and the pending proceedings relating thereto will have a material adverse effect on the Company’s financial position, there can be no assurance in this regard and the Company could lose some or all of the future anticipated tax savings associated with its internal restructuring.

10.          Financial Investment

On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. (“Emerald”), a Nigerian indigenous oil company, which holds a 33% working interest in Nigerian oil producing license OPL229, for the acquisition of shares of Emerald at a total price of U.S.$3.0 million. On November 25, 2004 and April 27, 2005, Bluewater International B.V. obtained additional ordinary shares of Emerald at a total price of U.S.$4.5 million and U.S.$2.0 million respectively. The total investment in Emerald represents approximately 11.4% of its outstanding capital and is stated at historical cost.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

On August 1, 2006, Bluewater International B.V acquired 11.1% ownership interest at the total price of U.S.$13.5 million in Amni Oil and Gas Ltd., a Nigerian company which holds a 27% working interest in Nigerian oil producing license OPL229. The investment is stated at historical cost.

11.          Minority Interest

Minority interests in consolidated companies represent the third-party shareholding of 45% by SMNAS in the underlying net assets of PR Jotun DA.

12.          Financial Instruments

The Company uses (in the normal course of business) various types of financial instruments. The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from listed market prices, price quotations from banks or from pricing models.

The Company has procedures and policies in place to control risks related to financial instruments. These policies and procedures include a clear segregation of duties between operating, settlement, accounting and controlling of all financial instruments used. The spread of the Company’s activities limits exposure to concentrations of credit or market risk. The Company’s management is involved in the risk management process.

The Company attempts to minimize the counterparty credit risk associated with the financial instruments used by selecting counterparties that it believes to be creditworthy.

(a)   Financial assets and liabilities

Financial instruments in the balance sheet substantially include accounts receivable trade, cash, deposits, long-term loans, short-term loans and trade accounts payable. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)   Derivative financial instruments

To limit its interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of its 55% ownership in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The interest rate cap is accounted for as cash flow hedge and change in the fair values are recorded in other comprehensive income. The fair value as of March 31, 2007 was U.S.$1.8 million.

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300.0 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility. The interest rate caps are treated as cash flow hedges and changes in their fair values are recorded in other comprehensive income. The fair value as of March 31, 2007 was U.S.$0.7 million. The Company did not record any ineffectiveness on its interest rate caps in the three months ended March 31, 2007.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

For designated derivative financial instruments that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the income statement. The net result of the interest rate swap is recognized in the income statement.

In connection with its cash flow hedging activities, on January 1, 2001 the Company recorded a net transitional loss of U.S.$2.5 million in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). There was no significant ineffectiveness relating to designated cash flow hedges during 2006 and 2005, and no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness.

To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its corporate credit facility.

On July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enabled the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.00 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will debited it to the statement of income over the remaining duration of the 10¼% Senior Notes due 2012. The Company has recorded ineffectiveness as a result of the partial cancellation resulting in a gain of U.S.$6.7 million recognized under interest expense.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principle amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23.8 million on May 3, 2006, which represented its net cost from the cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

over the remaining duration of the 10 1/4% Senior Notes due 2012. The 10 1/4% Senior Notes due 2012 will continue at an interest percentage of 10.25%.

The Company’s revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In the first quarter of 2007, approximately £4.3 million (U.S.$8.4 million) of the Company’s revenues was denominated in sterling and approximately € 3.2 million (U.S.$4.2 million) was denominated in Euro. In the first quarter of 2006, approximately £5.4 million (U.S.$9.4 million) of the Company’s revenues was denominated in sterling and approximately € 1.1 million (U.S.$1.3 million) was denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, Euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

In the years 2006 and 2007 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges, gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

The total notional amounts as per contract and the fair values of the Company’s foreign currency exchange contracts as of March 31, 2007 are as follows:

	Expected Maturity Date As of March 31, 2007
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$) Aggregate Amount	58,243	871
(Receive NOK/Pay U.S.$) Aggregate Amount	845	10
(Receive SGD/Pay U.S.$) Aggregate Amount	103,132	935
(Receive ZAR/Pay U.S.$) Aggregate Amount	688	(1)
(Receive £/Pay U.S.$) Aggregate Amount	12,464	279
	175,372	2,094

These foreign currency exchange contracts mature on various dates through 2007 and are included at fair value in the other receivables.

The total notional amounts as per contract and the fair values of the Company’s foreign currency exchange contracts as cash flow hedges under FAS 133 are as follows:

	Expected Maturity Date As of March 31, 2007
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$) Aggregate Amount	47,691	772
(Receive £/Pay U.S.$) Aggregate Amount	9,579	224
(Receive SGD/Pay U.S.$) Aggregate Amount	103,132	935
	160,402	1,931

These foreign currency exchange contracts mature on various dates through 2007 and are included at fair value in the other receivables. The fair value is calculated by multiplying the nominal amounts with the difference between the contract rates and the forward rates.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

The Company recorded ineffectiveness on its foreign currency exchange contracts ended March 2007 of U.S.$ (nil) and ended March 2006 of U.S.$ (nil).

13. Income taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of January 1, 2007, and determined that the adoption of FIN 48 did not have a material impact on the Company’s financial position and results of operations. The total amount of unrecognized tax benefits as of January 1, 2007 and March 31, 2007 is U.S.$51.5 million and U.S.$53.7 million, respectively. Interest costs and penalties related to income taxes are classified as interest expense and selling, general and administrative costs, respectively, in the Company’s financial statements. The Company did not recognize interest or penalties related to income tax during the three months ended March 31, 2007 or 2006 and did not accrue for interest or penalties as of March 31, 2007 or December 31, 2006.

UNAUDITED OTHER FINANCIAL DATA AND RATIOS

	For the three months ended March 31,
	2007	2006
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	47,960	42,847
SPM business	(3,902)	(269)
Total	44,058	42,578
Capital expenditures, net(2)	39,022	26,688
Cash interest paid(3)	17,089	14,378
Ratio of EBITDA to cash interest paid	2.58x	2.96x
Ratio of earnings to fixed charges(4)	0.79x	0.97x

Notes:

(1)          “EBITDA” is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
for the Three Months ended March 31, 2007 and 2006 (Continued)

financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the three months ended March 31,
	2007	2006
	(in U.S.$ thousands)
EBITDA	44,058	42,578
Depreciation of tangible fixed assets and amortization of intangible assets	(27,222)	(25,979)
Financial income and expense	(18,848)	(16,969)
Income taxes	(639)	6,417
Minority interest	(2,776)	2,462
Net income/(loss)	(5,427)	3,585
Adjustments to reconcile net income to cash provided	35,389	25,345
Changes in operating assets and liabilities, net of effect of acquisitions	(2,533)	(35,323)
Net cash provided by/(used in) operating activities	27,429	(6,393)

(2)          “Capital expenditures, net” represents additions to fixed assets less disposals of fixed assets.

(3)          “Cash interest paid” is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loan and less amortization of debt arrangement fees and less the ineffective portion of hedges recognized in earnings and is disclosed as an additional cash flow disclosure in the unaudited interim condensed consolidated cash flow statement.

(4)          “Earnings” is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under “Forward-Looking Statements” and elsewhere in this report, as well as in our annual report for the year ended December 31, 2006.

Overview

We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name “Bluewater” and are a leader in the design, development, ownership and operation of Floating Production Storage and Offloading units (“FPSOs’’), which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of Single Point Mooring (“SPM’’) systems.

Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements and bareboat agreements with oil companies. It should be noted that we use the terms bareboat agreement, bareboat charter and charter agreement interchangeably. This type of agreement involves the provision of an FPSO whereby the charterer is responsible for the operations. Under a service agreement, on the other hand, we provide and operate the vessel. Our service agreements and bareboat agreements qualify as “operating leases” under U.S. GAAP and are presented as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and, in the case of service agreements, an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of six high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim, the Munin and a 55% ownership interest in Jotun A) that have been contracted to oil companies under service agreements and bareboat agreements and one FPSO hull (the Aoka Mizu). On March 31, 2006, we entered into a service agreement for the conversion of the Aoka Mizu into an FPSO. In the three months ended March 31, 2007 and in the three months ended March 31, 2006, our FPSO business generated 69.5% and 83.1%, respectively, of our revenues, 18.0% and 87.5%, respectively, of our net income and 109.2% and 100.6%, respectively, of our EBITDA.

Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of more than 70 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In the three months ended March 31, 2007 and in the three months ended March 31, 2006, our SPM business generated 30.5% and 16.9%, respectively, of our revenues, (118.0)% and 12.5%, respectively, of our net income, and (9.2)% and (0.6)%, respectively, of our EBITDA.

While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors.

In the three months ended March 31, 2007 and in the three months ended March 31, 2006, we had revenues of U.S.$106.7 million and U.S.$90.1 million, respectively, operating income of U.S.$16.8 million and U.S.$16.6 million, respectively, net (loss)/profit of U.S.$(5.4) million and U.S.$3.6 million, respectively, and EBITDA of U.S.$44.1 million and U.S.$42.6 million, respectively.

Refinanced Corporate Facility

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing revolving credit facility (the “RCF”). The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of March 31, 2007, the interest rate on the corporate credit facility including margin was approximately 5.92%. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility. The interest rate caps are treated as cash flow hedges and changes in their fair values are recorded in other comprehensive income.

Conversion of the Aoka Mizu

On March 31, 2006, we entered into a service agreement with Nexen Petroleum U.K. Ltd. (“Nexen”) with respect to the provision and operation of an FPSO for production on the Ettrick field on the UK continental shelf. For this project our existing hull Aoka Mizu is currently being converted into an FPSO. Under the agreement with Nexen, we will receive a fixed daily hire rate of U.S.$112,500 per day plus a production tariff per barrel of oil produced. Nexen has agreed to pay us a minimum tariff based on 27 million barrels of oil produced during the five year contract term. Nexen will reimburse all operating costs with a profit mark-up.

Purchase of the Hanne Knutsen

On February 9, 2006, the Company entered into an agreement to purchase the shuttle tanker MT “Hanne Knutsen” for the amount of U.S.$131.5 million. The vessel was built in Spain at Astilleros de Sestau and was delivered to Knutsen OAS in 2000. It has been designed as a typical North Sea tanker and has since been trading in the Baltic ice regions as well as providing services as a shuttle tanker. The “Hanne Knutsen” was specifically chosen for its overall design qualities and its suitability for future FPSO conversion projects. Delivery and payment of the shuttle tanker occurred on June 29, 2006. Since then the Company has agreed to bareboat charter the vessel back to the previous owner in anticipation of a new FPSO project. The initial bareboat charter period of eleven months is currently being extended by another eleven months, until May 2008.

Interest Expense

To limit interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA, the Company purchased an interest rate cap on June 27, 2005. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures concerning contingent assets and liabilities as of the date of the financial statements, and that impact reported amounts of revenues and expenses during the reporting period. Management evaluates, on an ongoing basis, its estimates and judgments, including (but not limited to) those related to bad debts, inventories, tangible fixed assets, pensions, income taxes, contingencies and litigation. Management bases these estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, whenever the carrying values of assets and liabilities are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes its most critical accounting estimates relate to legal proceedings, revenue recognition and income taxes.

Results of Operations

	For the three months ended March 31,		Change
	2006	2007	2006-2007
	(in U.S.$ thousands)		(%)
Revenues
FPSO business	74,940	74,174	(1.0)
SPM business	15,208	32,534	113.9
Total	90,148	106,708	18.4
Operating expenses
Operations expenses
FPSO business	29,369	22,864	(22,1)
SPM business	14,997	35,296	135.4
Total	44,366	58,160	31.1
Selling, general and administrative expenses	3,204	4,490	40.1
Depreciation of tangible fixed assets and amortization of intangible assets	25,979	27,222	4.8
Total operating expenses	73,549	89,872	22.2
Operating income
FPSO business	16,882	20,769	23.0
SPM business	(283)	(3,933)	1290.1
Total	16,599	16,836	1.4
Financial income and expense
Interest income	373	355	(4.8)
Interest expense	(18,439)	(18,748)	1.7
Currency exchange results	1,097	(455)	(141.5)
Total	(16,969)	(18,848)	11.1
Income before taxes	(370)	(2,012)	444.1
Income taxes	(6,417)	(639)	(90.0)
Net income before minority interest	6,047	(2,651)	(143.9)
Minority interest	2,462	2,776	12.8
Net income	3,585	(5,427)	(251.4)
EBITDA(1)
FPSO business	42,847	47,960	(11.9)
SPM business	(269)	(3,902)	1350.6
Total	42,578	44,058	(3.5)

Note:

(1)          A reconciliation of EBITDA to net income (loss) and net cash provided by operating activities is included under “Unaudited Other Financial Data and Ratios”.

Three Months Ended March 31, 2007 Compared with three Months Ended March 31, 2006

Revenues

Revenues were U.S.$106.7 million during the three months ended March 31, 2007, up 18.4% from U.S.$90.1 million in the three months ended March 31, 2006. Revenues from our FPSO business were U.S.$74.2 million in the three months ended March 31, 2007, down 1.0% from U.S.$74.9 million in the three months ended March 31, 2006. Revenues from our SPM business were U.S.$32.5 million in the three months ended March 31, 2007, up 113.9% from U.S.$15.2 million in the three months ended March 31, 2006.

Revenues from our FPSO business decreased by U.S.$0.7 million in the three months ended March 31, 2007 due to a decrease in total contract revenues of U.S.$2.9 million, partly offset by charter income of U.S.$2.2 million from the Hanne Knutsen, which was delivered and started trading on June 29, 2006. The decrease in total contract revenues compared to the three months ended March 31, 2006 was mainly due to accrued revenues for the Glas Dowr recognized in the first quarter of 2006. That accrued revenue was based on the minimum guaranteed production that applied during the minimum contract period. Since the minimum contract period has ended late 2006, no such revenues occurred in the first quarter of 2007.

Revenues from our SPM business increased by U.S.$17.3 million in the three months ended March 31, 2007 due to a higher level of SPM activities in the three months ended March 31, 2007, compared with the three months ended March 31, 2006. This was mainly due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded in late 2005 and early 2006 and which are now generating revenues.

Operations Expenses

Operations expenses were U.S.$58.2 million in the three months ended March 31, 2007, up 31.1% from U.S.$44.4 million in the three months ended March 31, 2006. In our FPSO business, our operations expenses were U.S.$22.9 million in the three months ended March 31, 2007, down 22.1% from U.S.$29.4 million in the three months ended March 31, 2006. In our SPM business, operations expenses amounted to U.S.$35.3 million in the three months ended March 31, 2007, up 135.4% from U.S.$15.0 million in the three months ended March 31, 2006.

Operations expenses of our FPSO business decreased by U.S.$6.5 million in the three months ended March 31, 2007 compared to March 31, 2006, which was due primarily to lower tender costs and higher recovery of overhead costs.

Operations expenses of our SPM business increased by U.S.$20.3 million during the three months ended March 31, 2007. This increase was attributable to a higher level of SPM activities in the three months ended March 31, 2007, compared with the three months ended March 31, 2006, due to SPM delivery contracts for the development of buoy mooring systems and turret mooring systems which were awarded in late 2005 and early 2006. Included in these increased operating expenses are provisions for expected losses on certain projects that were identified and recognized during the first quarter of 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$4.5 million in the three months ended March 31, 2007, up 40.1% from U.S.$3.2 million in the three months ended March 31, 2006. The increase of U.S.$1.3 million in selling, general and administrative expenses was attributable to an increase in the cost of administrative supporting personnel, and an increase in office-related costs.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$27.2 million in the three months ended March 31, 2007, up 4.8% from U.S.$26.0 million in the three months ended March 31, 2006. The increase of U.S.$1.2 million in the amount of these charges resulted from depreciation charges that we recorded in respect of the Hanne Knutsen, which was delivered and started trading on June 29, 2006.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$89.9 million in the three months ended March 31, 2007, up 22.2% from U.S.$73.5 million in the three months ended March 31, 2006.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$16.8 million in the three months ended March 31, 2007, up 1.4% from U.S.$16.6 million in the three months ended March 31, 2006. Our operating margin decreased to 15.8% of our revenues in the three months ended March 31, 2007, compared to 18.4% of our revenues in the three months ended March 31, 2006.

Financial Income and Expense

Net financial expense amounted to U.S.$18.8 million in the three months ended March 31, 2007, up 11.1% from U.S.$17.0 million in the three months ended March 31, 2006.

Our interest expense increased from U.S.$18.4 million in the three months ended March 31, 2006 to U.S.$18.7 million in the three months ended March 31, 2007. This U.S.$0.3 million increase was due to higher interest expense of U.S.$2.6 million mainly related to our corporate facility, which was largely offset by higher capitalized interest of U.S.$2.3 million.

Interest income was U.S.$0.4 million in the three months ended March 31, 2007 and in the three months ended March 31, 2006.

Currency exchange resulted in a loss of U.S.$0.5 million in the three months ended March 31, 2007, compared with a gain of U.S.$1.1 million in the three months ended March 31, 2006. The movement of the U.S. dollar and the euro exchange rates from €/U.S.$1.3186 in 2006 to €/U.S.$1.33140 in the three months ended March 31, 2007 and from £/U.S.$1.9660 in 2006 to £/U.S.$1.96054 in the three months ended March 31, 2007 resulted in a loss in the three months ended March 31, 2007. This compared to a movement of €/U.S.$ from €/U.S.$1.1845 in 2005 to €/U.S.$1.21020 in the three months ended March 31, 2006 and from £/U.S.$1.72041 in 2005 to £/U.S.$1.73904 in the three months ended March 31, 2006, which resulted in a gain in the three months ended March 31, 2006.

Income before Taxes

Due to the foregoing factors, loss before taxes was U.S.$2.0 million in the three months ended March 31, 2007, up 444.1% from U.S.$0.4 million in the three months ended March 31, 2006. As a percentage of revenues, our loss before taxes decreased from (4.2)% in the three months ended March 31, 2006 to 1.9% in the three months ended March 31, 2007.

Income Taxes and Net Income

We recorded U.S.$0.6 million of income tax charges in the three months ended March 31, 2007, as compared to U.S.$6.4 million of income tax credits in the three months ended March 31, 2006. These income tax charges in the first quarter of 2007 consisted of current tax charges. The income tax credits in the first three months ended March 31, 2006 consisted of current tax charges of U.S.$0.5 million and deferred tax credits of U.S.$6.9 million. The deferred tax credits were due to the increase of tax loss carry-forwards caused by our internal restructuring recorded in the three months ended March 31, 2006. The amount of tax credits that we can deduct depends on, among other things, our aggregate losses and the projected realization of these tax losses based on future taxable income. The Company evaluates future realization of these losses carried forward, considering the Company’s history of earnings, projected earnings based on current contracts as well as future contracts, the applicable tax rates, non-deductible interest as a result of thin cap rules and the maximum carry forward period of the tax losses. Based this analysis, the Company decided not to increase the deferred tax asset during the three months ended March 31, 2007.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items, such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash provided by operating activities was U.S.$27.4 million in the three months ended March 31, 2007 and net cash used in operating activities was U.S.$6.4 million in the three months ended March 31, 2006. The increase in net cash flow provided by operating activities from the three months ended March 31, 2006 to the three months ended March 31, 2007 was primarily attributable to a decrease of operating assets and liabilities caused by the changes in working capital including movements in work in process, billings in excess of cost and unrealized income, trade and other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses.

Net Cash (Used in) Investing Activities

Net cash used in investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash used in investing activities totaled U.S.$51.4 million in the three months ended March 31, 2007 and U.S.$19.4 million in the three months ended March 31, 2006. The cash used in investing activities in the first quarter of 2007 consisted primarily of U.S.$38.0 million for work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO and U.S.$12.4 million of payments related to investments made during 2006. These investments made in 2006 related primarily to stock buoys and the conversion of the Aoka Mizu. In addition, U.S.$0.8 million was invested in equipment for the Glas Dowr and U.S.$0.2 million was invested in office equipment. The investment activities during the first quarter of 2006 consisted primarily of U.S.$14.0 million for a down payment in relation to the purchase of the Hanne Knutsen, a trading vessel which was delivered to the Company on June 29, 2006, and U.S.$4.6 million for work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO. U.S.$0.6 million was also invested for work performed in connection with two stock buoys and U.S.$0.2 million for expenditures on certain office equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$35.6 million in the three months ended March 31, 2007 and U.S.$13.4 million in the three months ended March 31, 2006. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. The net cash provided by financing activities in the three months ended March 31, 2007 resulted from approximately U.S.$78.5 million in proceeds from our credit facility offset by U.S.$42.9 million in repayments under the long-term bank loans. In the three months ended March 31, 2006, we primarily used the proceeds from our credit facility for the down payment of the Hanne Knutsen and for investment in relation to work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO.

Financing Arrangements and Contractual Obligations

As of March 31, 2007, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$411.6 million incurred under our credit facility (including the short term portion), a long term bank debt of U.S.$226.1 million in relation to the purchase of the FPSO Jotun A and cash and cash equivalents of U.S.$53.2 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$156.5 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

On June 29, 2006, the Company refinanced its outstanding debt under the U.S.$600.0 million revolving credit facility with funds drawn under a U.S.$850.0 million syndicated secured reducing the RCF. The RCF has been used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, to finance the construction of the FPSO Aoka Mizu, to purchase the Hanne Knutsen, and will be used to upgrade existing FPSOs and for general corporate purposes. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and are amortized over the term of the facility. The margin, which is currently 0.60%, could increase to a maximum of 0.85% depending on, among other factors, the amount outstanding under the facility. As of March 31, 2007 the interest rate on the corporate credit facility including margin was approximately 5.92%.

The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2007	2008	2009	2010	2011
	(in U.S.$ millions)
Facility limit	850	764	593	421	421

Note:

As of March 31, 2007 the maximum available amount based on our current FPSO fleet except for FPSO Jotun was U.S.$790.0 million, being 66.7% of the aggregate fair market at March 31, 2007. U.S.$411.6 million has been drawn down on the facility and therefore the remaining borrowing capacity under the RCF is U.S.$378.4 million as of March 31, 2007.

Other Financing Arrangements.

In addition to the credit facility described above, we also have entered into the following financing arrangements.

•       Long-term loan.   On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over

LIBOR. The non-recourse loan is secured with a mortgage over the FPSO and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with SMNAS to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%.

•       10 1/4% Senior Notes due 2012.   In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies.

•       Subordinated Marenco Loan.   We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of March 31, 2007, the total amount of this loan (including accrued interest) was U.S.$156.5 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In the three months ended March 31, 2007 and in the three months ended March 31, 2006, we accrued approximately U.S.$2.6 million and U.S.$2.5 million, respectively, of interest on the loan.

•       Guarantee Facilities.   We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ABN-AMRO Bank, a €20.0 million (U.S.$25.3 million) performance guarantee facility with Nationale Borg and a U.S.$20 million guarantee facility with ING. The facilities enable us to give bank guarantees to our suppliers. As of March 31, 2007, we had U.S.$39.7 million of obligations guaranteed under these facilities.

Capital Expenditures

From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. In the first quarter of 2007 our capital expenditures related primarily to work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO.

The investments made during the first quarter of 2006 consisted of a down payment in relation to the purchase of the Hanne Knutsen and work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO.

Our future capital expenditures will depend primarily on the projects that we undertake.

Research and Development

We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological change, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. During the three months ended March 31, 2007 and the three months ended March 31, 2006, our research and development expenditures were approximately U.S.$0.2 million and U.S.$0.2 million, respectively.

Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet financial arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents the scheduled maturities of our contractual obligations including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of March 31, 2007.

	Total	1 year	1-3 years	3-5 years	>5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	1,338,915	119,518	285,621	635,451	348,325
Long-term loan, related party	264,297	—	—	—	264,297
Operating lease obligations	24,631	3,072	5,912	6,846	8,801
Total	1,677,843	122,590	291,533	642,297	621,423

Quantitative and Qualitative Exposure to Market Risk

In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will continue to be effective.

Interest Rate Sensitivity

The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our revolving credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to hedge the interest rate risk on at least 60% of the outstanding amount.

To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior

Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we received payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company would incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net cost from the partial cancellation of the swap transaction. The Company has deferred this cost which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

On April 21, 2006, the Company cancelled the remainder of the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have a fixed notional amount of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations that were outstanding as of December 31, 2006 and as of March 31, 2007. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate caps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument’s actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date as of December 31,
Liabilities	2007	2008	2009	2010	2011	Thereafter	Total		Fair Value
	(in thousands of U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	153,823	153,823		173,864
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—		—
Fixed rate debt(1)	—	—	—	—	—	335,000 (1)	335,000	(1)	351,750
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—		—
Variable rate debt(2)	—	—	—	—	113,354	250,000	363,354		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M
Variable rate debt(3)	28,105	27,578	28,931	28,387	18,676	—	131,677		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—		—
Fixed rate debt(4)	22,995	22,563	23,671	23,226	15,280	—	107,735		—
Average interest rate	5%	5%	5%	5%	5%	—	—		—
Interest Rate Caps
Variable cap(3)	28,105	27,578	28,931	28,387	18,676	—	131,677		2,209
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	—	—		—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—	—		—
Variable cap(2)	—	—	—	—	113,354	186,646	300,000		1,084
Average pay rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	—		—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—		—

Notes:

(1)             While indebtedness in respect of our 101/4% Senior Notes due 2012 amounted to U.S.$310.4 million as of December 31, 2006, the U.S.$335.0 million aggregate principal amount of the 101/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to 10.25%.

(2)             Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 0.60% to 0.85% depending on certain factors and is currently set at 0.60%. On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

(3)             Represents indebtedness of the Company under our Jotun loan agreement. Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.60%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap which has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

(4)             Represents indebtedness of PR Jotun DA to Standard Marine Nordsjo AS SMNAS. Interest is payable at a rate of 5%.

	Expected Maturity Date as of March 31,
Liabilities	2007	2008	2009	2010	2011	Thereafter	Total		Fair Value
	(in thousands of U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	156,539	156,539		171,020
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—		—
Variable rate debt(1)	—	—	—	—	—	335,000 (1)	335,000	(1)	350,075
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—		—
Variable rate debt(2)	—	—	—	—	161,600	250,000	411,600		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M
Variable rate debt(3)	27,539	27,849	29,294	27,749	11,952	—	124,383		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—		—
Fixed rate debt(4)	22,532	22,786	23,968	22,704	9,779	—	101,769		—
Average interest rate	5%	5%	5%	5%	5%	—	—		—
Interest Rate Caps
Variable cap(3)	27,539	27,849	29,294	27,749	11,952	—	124,383		1,768
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	—	—		—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—	—		—
Variable cap(2)	—	—	—	—	161,600	138,500	300,000		672
Average pay rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	—		—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—		—

Notes:

(1)             While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$309.2 million as of March 31, 2006, the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to 10.25%.

(2)             Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 0.60% to 0.850% depending on certain factors and is currently set at 0.60%. On August 10, 2006 and August 11, 2006, the Company purchased interest rate caps to limit its interest rate exposure on U.S.$300 million of the total outstanding amount under its corporate credit facility. These interest rate caps have a strike rate of 6.5%, limiting the maximum interest costs on that principal amount to 6.5% excluding margin. The interest rate caps have fixed notional amounts of U.S.$200.0 million, U.S.$50.0 million and U.S.$50.0 million and are aligned with the maturity of the refinanced corporate facility.

(3)             Represents indebtedness of the Company under our Jotun loan agreement. Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.60%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap which has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

(4)             Represents indebtedness of PR Jotun DA to SMNAS. Interest is payable at a rate of 5%.

Exchange Rate Sensitivity

The Company’s revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In the first quarter of 2007, approximately £4.3 million (U.S.$8.4 million) of the Company’s revenues was denominated in sterling and approximately € 3.2 million (U.S.$4.2 million) was denominated in Euro. In the first quarter of 2006, approximately £5.4 million (U.S.$9.4 million) of the Company’s revenues was denominated in sterling and approximately € 1.1 million (U.S.$1.3 million) was denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, Euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

In the years 2006 and 2007 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges, gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V.
(Registrant)
	By:	/s/ G. E. ELIAS
United International Trust N.V., Represented by G. E. Elias Managing Director
	By:	/s/ V.M.G. HASETH-PORTILLO
Represented by V.M.G. Haseth-Portillo Attorney-in-Fact A
Date: May 30, 2007